Exhibit 12.1

Global Partners LP
Ratio of Earnings to Fixed Charges (a)

	Three Months Ended March 31,	December 31,
	2015	2014	2013	2012	2011	2010
	(dollars in thousands)
Earnings:
Income before income taxes and before adjustment for noncontrolling interest	$31,375	$117,943	$41,872	$48,320	$19,420	$27,038
Plus fixed charges	14,307	49,078	44,752	42,973	36,604	25,894
Total earnings	$45,682	$167,021	$86,624	$91,293	$56,024	$52,932

Fixed Charges:
Interest expense	$13,963	$47,764	$43,537	$42,021	$35,932	$25,317
Interest portion of rental expense	344	1,314	1,215	952	672	577
Total fixed charges	$14,307	$49,078	$44,752	$42,973	$36,604	$25,894

Ratio of earnings to fixed charges (a)	3.19	3.40	1.94	2.12	1.53	2.04

(a)         We calculated the ratio of earnings to fixed charges by dividing earnings by fixed charges.  Earnings consist of income from continuing operations before income taxes and before adjustment for noncontrolling interest, plus fixed charges.  Fixed charges consist of (i) interest expense, including accretion of senior notes discount and amortization of deferred financing fees and (ii) the portion of rental expense we estimate to be representative of the interest factor in rent expense.